November 21, 2018

David S. Bryson
Chief Financial Officer
Hudbay Minerals Inc.
25 York Street, Suite 800
Toronto, Ontario
Canada M5J 2V5

       Re: Hudbay Minerals Inc.
           Form 40-F for the Year Ended December 31, 2017
           Filed March 30, 2018
           File No. 001-34244

Dear Mr. Bryson:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 40-F for the Year Ended December 31, 2017

Exhibit 99.2 - Consolidated Financial Statements for the Year Ended December 31, 2017
Note 4. New Standards
(b) IFRS15, Revenue from Contracts with Customers ("IFRS15"), page 38

1. Based on your disclosure under this heading and those at note 14 in your September 30,
      2018 interim financial statements furnished in Form 6-K on November 1, 2018, we understand that as a result of adoption of IFRS15 you are no longer amortizing deferred revenue over only proven and probable reserves and are now including "the portion of mineral resources expected to be converted into mineral reserves over the life of the mine"
      in the amortization base. Please explain how this policy change was a direct result of your adoption of IFRS15 and quantify the impacts it has on your annual and most recent interim periods presented.
 David S. Bryson
Hudbay Minerals Inc.
November 21, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joanna Lam at 202-551-3476 or Craig Arakawa at 202-551-3650, if you
have any questions.



                                                          Sincerely,
FirstName LastNameDavid S. Bryson
                                                          Division of
Corporation Finance
Comapany NameHudbay Minerals Inc.
                                                          Office of Beverages,
Apparel and
November 21, 2018 Page 2                                  Mining
FirstName LastName